Exhibit 99.2

Brera Holdings PLC to Ring the Nasdaq Stock Market Closing Bell
at Times Square in New York on February 9, 2023 Celebrating its $7,500,000 IPO

Italian Football Team Owner’s Shares Trading in the U.S. on Nasdaq: Ticker Symbol “BREA”

NEW YORK, DUBLIN and MILAN – (Globe News Wire) – February 8, 2023 – Brera Holdings PLC (“Brera Holdings” or the “Company”) (Nasdaq: BREA), owner of Brera Football Club (“Brera FC” or the “third team of Milan”), announced that its Chief Executive Officer, Sergio Scalpelli, will ring the closing bell of The Nasdaq Stock Market (“Nasdaq”) on Thursday, February 9, 2023, at 4:00 p.m. ET to commemorate the Company’s recent $7,500,000 initial public offering (“IPO”) and Nasdaq listing of its Class B Ordinary Shares. Brera Holdings is an Irish holding company focused on expanding social impact football (American soccer) by developing a global portfolio of emerging football clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football and related consulting services.

The Nasdaq MarketSite ceremony in iconic Times Square will begin at approximately 3:20 p.m. ET. View a live stream at https://livestream.com/nasdaq/live.

Mr. Scalpelli stated, “This is a historic time for the Company, the culmination of over two decades of hard work by our founder, Chief Strategy Officer and director, Alessandro Aleotti, all the players on our teams over the years, and Brera Holdings’ management and board of directors. We are thrilled to be ringing the closing bell at Nasdaq following the completion of the IPO and listing. We believe this is only the beginning of Brera Holdings’ success,” he concluded.

Revere Securities, LLC acted as the underwriter for the IPO. The IPO was priced on January 26, 2023 and closed on January 31, 2023. The Company’s Class B Ordinary Shares commenced trading on Nasdaq on January 27, 2023.

Brera Holdings’ presence will also be promoted on Nasdaq’s social channels:
https://twitter.com/nasdaq
https://instagram.com/nasdaq
https://www.facebook.com/nasdaq

A registration statement on Form F-1, as amended (File No. 333-268187), relating to the 1,500,000 Class B Ordinary Shares sold in the IPO, was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on January 26, 2023. The IPO was conducted only by means of a prospectus. A copy of the final prospectus relating to the IPO has been filed with the SEC and is available on the SEC’s website at www.sec.gov. A copy of the final prospectus relating to the IPO may also be obtained from Revere Securities, LLC by way of emailing requests to contact@reveresecurities.com; by calling +1 212 688 2350; or by request by standard mail to Revere Securities, LLC, Attention: Equity Capital Markets, 650 5th Ave, New York, NY 10019 USA.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Brera Holdings PLC

Brera Holdings PLC is an Irish holding company focused on expanding social impact football (American soccer) by developing a global portfolio of emerging football clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football and related consulting services. The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company. Brera FC, known as the “third team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. The Company is focused on bottom-up value creation from sports clubs and talent outside mainstream markets, innovation-powered business growth, and socially-impactful outcomes. See www.breraholdings.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

CONTACT INFORMATION:

FOR MEDIA AND INVESTOR RELATIONS

Outside Italy:

Daniel McClory, Executive Chairman

Brera Holdings PLC

dan@breraholdings.com

In Italy:

Sergio Scalpelli, CEO

Brera Holdings PLC

sergio@breraholdings.com